EXHIBIT 23.1

Independent Auditor’s Consent

We consent to the incorporation by reference in Registration Statements No. 333-98603, 333-9216, 333-6502, and 333-6500 of NovAtel Inc. on Forms S-8 of our reports dated January 30, 2004, relating to the consolidated financial statements of NovAtel Inc. as of and for the years ended December 31, 2003 and 2002 (which audit report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of procedures relating to certain reclassification of financial statement amounts related to the 2001 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such reclassifications) appearing in this Annual Report on Form 20-F of NovAtel Inc. for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Chartered Accountants
Calgary, Canada

May 26, 2004